UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-04978

CUSIP NUMBER 834256208

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	NOVEMBER 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Solitron Devices, Inc.
Full Name of Registrant

Former Name if Applicable
3301 Electronics Way
Address of Principal Executive Office (Street and Number)
West Palm Beach, Florida 33407
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Solitron Devices, Inc. (the "Company") is completing the review and preparation of the financial statements and related disclosures contained in the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 2014. As a result of the restatement of the Company's previously issued condensed financial statements for the quarter ended August 31, 2014 included in the Form 10-Q/A filed on January 9, 2015, the Company could not timely file its Quarterly Report on Form 10-Q for the quarter ended November 30, 2014 without unreasonable effort or expense. The Company anticipates filing the report within the five day extension period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	SHEVACH SARAF	(561)	848-4311
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net income for the three months ended November 30, 2014 of approximately $238,000 as compared to $360,000 for the same period in 2013. The Company expects to report net income for the nine months ended November 30, 2014 of approximately $652,000 as compared to $789,000 for the same period in 2013. Net income is expected to decrease for the three and nine month periods ended November 30, 2014 compared to the prior year periods primarily due to a decrease in income from relief of obligations related to the Company's 1992 bankruptcy proceedings and a decrease in interest income on investment in treasury bills and certificates of deposit.

The Company expects to report relief of debt for the three months ended November 30, 2014 of approximately $0 as compared to $77,000 for the same period in 2013. The Company expects to report relief of debt for the nine months ended November 30, 2014 of approximately $8,000 as compared to $167,000 for the same period in 2013.

The Company expects to report interest income for the three months ended November 30, 2014 of approximately $6,000 as compared to $12,000 for the same period in 2013. The Company expects to report interest income for the nine months ended November 30, 2014 of approximately $12,000 as compared to $28,000 for the same period in 2013.

The Company expects to report operating income for the three months ended November 30, 2014 of approximately $244,000 as compared to $274,000 for the same period in 2013. The Company expects to report operating income for the nine months ended November 30, 2014 of approximately $651,000 as compared to $607,000 for the same period in 2013.

The information provided above are forward-looking statements and are based on the Company’s preliminary estimates of its results of operations for the quarterly period ended November 30, 2014 and anticipated changes from the prior year period. Although the Company believes these statements are based on reasonable assumptions, it can give no assurance that these statements will prove correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements include any uncertainties encountered by the Company or any necessary changes that may result in connection with completing the review and preparation of the financial statements and related disclosures contained in the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 2014. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

SOLITRON DEVICES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	JANUARY 15, 2015	By	/s/ Shevach Saraf
SHEVACH SARAF CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER, TREASURER AND CHIEF FINANCIAL OFFICER